Pruco Life Insurance Company

Pruco Life Insurance Company of New Jersey

Strategic Partners Horizon Annuity

Supplement dated August 24, 2009

To

Prospectuses dated May 1, 2009

This supplement should be read and retained with the prospectus for your contract. If you would like another copy of the prospectus, please call us at 1-888-PRU-2888.

In the section of each prospectus entitled "Guarantee Periods", we state that we will pay additional interest equal to 0.50% annually for a purchase payment of $25,000 to $74,999, and 1.00% annually for a purchase payment of $75,000 or more. We also state that we are not obligated to offer this additional interest continuously, meaning that we reserve the right to offer additional interest only during limited time periods of our choosing, and that we reserve the right to change the amount of the additional interest. Pursuant to that authority to vary the amount of the additional interest rate, we will not pay any additional interest pertaining to guarantee periods or new applications beginning on or after August 24, 2009, subject to regulatory approval.